

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 7, 2009

<u>Via U.S. Mail and Fax (410-540-5302)</u>
Ms. Sharon Esposito-Mayer
Chief Financial Officer
GP Strategies Corporation
6095 Marshalee Drive, Suite 300,
Elkridge, MD   21075

> RE: **GP Strategies Corporation**
> **Form 10-K and 10-K/Afor the fiscal year ended December 31, 2008**
> **Filed March 4, 2009 and April 30, 2009, respectively**
> **Form 10-Q for the quarter ended March 31, 2009**
> **Filed May 7, 2009**
> **File No. 1-7234**

Dear Ms. Sharon Esposito-Mayer:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

> Sincerely,

> Larry Spirgel
> Assistant Director